Exhibit 99.1

Nevada Geothermal Power Inc. – 4.5 Million Warrants at C$1.50 Per Share Granted to Trust Company of the West on Amended Loan Agreement

VANCOUVER--(BUSINESS WIRE)--December 1, 2009--Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced today that, subject to regulatory approval, it has agreed to grant Trust Company of the West (TCW) warrants to purchase 4.5 million common shares at a price of C$1.50 per share for up to five years. The warrants will include a trigger clause such that if the closing price of the NGP common shares on the TSX-V exchange, or such other stock exchange upon which the common shares of NGP are listed, is greater than C$2.00 per share for a period of greater than 20 consecutive trading days, then TCW will have a further 30 days to exercise the warrants, failing which the warrants will terminate.

In consideration for the warrants, TCW has agreed to amend certain provisions in the TCW loan agreement which will facilitate NGP’s declaration of Commercial Operation under its third party power off-take agreement prior to closing a planned senior debt facility. Amendments to the TCW agreement are subject to final documentation.

NGP paid down the TCW loan by US$30 million on November 30, 2009 and is in full compliance with the TCW loan agreement with the agreed amendments.

“We are very pleased with our relationship with TCW and with the loan which did allow us to construct the Faulkner 1 plant during the period of the world bank crisis.” said Brian Fairbank, President and Chief Executive Officer. “We now look forward to the expected closing of a senior debt facility with the John Hancock Insurance Company which will allow NGP to significantly lower its cost of debt.”

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

NGP’s phase 1 development at Blue Mountain ‘Faulkner 1’ geothermal power plant is Generating Revenue and the Power is On!

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT:
Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
www.nevadageothermal.com
or
Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Toll Free: 866-688-0808 X118
pmitchell@nevadageothermal.com